Exhibit 99.1

Merus Labs Reports Fiscal Q3 2016 Results

•	Gross Basis Revenue of $32.6 million, an increase of 138% over Q3 2015
•	Adjusted EBITDA of $12.0 million, an 88% increase over Q3 2015
•	Conference call at 8:30 a.m. ET on August 15, 2016

TORONTO, Aug. 15, 2016 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") [TSX: MSL, NASDAQ: MSLI] today announced its financial results for the third quarter of its 2016 fiscal year.

Corporate Highlights

"We are pleased with our business performance, with overall sales volumes tracking above expectations," commented Barry Fishman, Chief Executive Officer.  "Our accelerated focus on growth products has gained momentum, with several interesting possibilities to leverage our 36 country platform and create future organic growth."

Revenue increased to $25.7 million for fiscal Q3 2016 from $9.5 million in the prior year quarter. Gross Basis Revenue increased to $32.6 million for fiscal Q3 2016 from $13.7 million in fiscal Q3 2015.  Gross Basis Revenue is a non-IFRS measure that adds back the cost of goods sold and selling expenses associated with revenue earned from newly acquired products that are in a transition phase awaiting the transfer of marketing authorizations.  Gross Basis Revenue is used by management to assess product sales regardless of the transition status of the associated products.

Gross Basis Revenue was considerably higher in fiscal Q3 2016 compared to the prior year quarter as a result of the acquisition of the nitrates portfolio from UCB in February 2016, the acquisition of the Sanofi portfolio in March 2016, and the additions of Salagen and Estraderm in the middle of fiscal Q3 2015.

For fiscal Q3 2016, Merus incurred a net loss of $5.1 million compared to a net loss of $1.8 million for the prior year period. Earnings before interest, taxes, depreciation and amortization ("EBITDA") was $7.8 million and adjusted EBITDA, which adds back non-cash share based compensation expense, foreign exchange and investment expenses, was $12.0 million. For the same period last year, EBITDA and adjusted EBITDA were $5.7 million and $6.4 million respectively.  The increase in net loss was primarily attributable to increased amortization expenses associated with Merus' expanded portfolio of pharmaceutical products combined with increased general and administrative expenses, increased selling and marketing expenses resulting from expanded operations, foreign exchange losses resulting from a decline in the Euro over the period, and derivative losses due to the inception of a new interest rate swap.

Product Sales

Emselex/Enablex

Revenue attributable to Enablex for fiscal Q3 2016 increased to $5.9 million, an increase of 20% compared to $4.9 million for the same period last year.  This increase was driven by Q3 2015 being a weak quarter as Merus' German partner reduced purchases to compensate for excess stock at the beginning of the quarter.  In Q3 2016, the Company successfully absorbed the full impact of the 60% reduction in the maximum reimbursable price for Enablex in Germany, the product's largest market, which became effective April 1, 2016.   The anticipated volume upside following this price reduction materialized and according to IMS, unit volume was 20% above the prior year quarter.  Sales in the UK, Netherlands and Portugal continue to demonstrate solid results and on July 1, 2016 Merus launched Emselex in two new markets, the Czech Republic and Hungary.

Sintrom

Gross Basis Revenue for Sintrom increased to $9.6 million for fiscal Q3 2016, compared to $6.7 million for fiscal Q3 2015.  The increase in Gross Basis Revenue is related to wholesaler buying patterns reflecting both the transfer of commercial operations from Novartis to Merus, whereby the local affiliates of Novartis sell their remaining stock to Merus who subsequently sells it to its customers in the respective territories, and wholesalers' desire to increase inventory levels in advance of the planned manufacturing transfer in Spain commencing later this year.   Sintrom sales are expected to normalize in Q4 2016 in line with historical market demand.

Nitrates Portfolio

Gross Basis Revenue from the newly-acquired nitrates portfolio was $11.7 million for fiscal Q3 2016 and reflects the first full quarter of sales since the portfolio's acquisition on February 4, 2016.  Cost of goods were higher than expected in the current period as the Company works through inventory which existed at the time of acquisition and was required to be purchased at a higher transfer price as part of the acquisition agreement.  This situation partially continued into fiscal Q3 2016, but newly produced goods began being purchased at a lower cost during the quarter.

Sanofi Portfolio

Revenue from the newly acquired Sanofi portfolio in the period was $2.4 million and reflects the first full quarter of ownership since its acquisition on March 7, 2016.  This revenue has been, and will continue to be, recorded on a gross basis due to the nature of the Company's arrangement with Sanofi for the purchase of these products.

Salagen

Gross Basis Revenue from Salagen during fiscal Q3 2016 was $2.1 million, compared to $0.8 million for fiscal Q3 2015.  Fiscal Q3 2015 Salagen results reflect only roughly half of the fiscal quarter's sales as the product was acquired from Novartis on May 15, 2015.

Estraderm

Gross Basis Revenue from Estraderm during fiscal Q3 2016 was $0.25 million, compared to $0.34 million for fiscal Q3 2015. Results for Estraderm for fiscal Q3 2015 reflect sales from the acquisition date of May 15, 2015 to June 30, 2015.  Results for fiscal Q3 2016 are lower than usual due to the transfer of commercial operations from Novartis to Merus for the majority of Estraderm markets during fiscal Q2 2016.  Fiscal Q2 2016 sales reflected the building of initial inventory levels by Merus' distribution partners and resulted in lower sales in fiscal Q3 2016.  Sales are expected to normalize during fiscal Q4 2016.

Vancocin

Revenue from Vancocin for fiscal Q3 2016 declined to $0.7 million from $0.9 million for fiscal Q3 2015.  The decrease in revenue on a year-over-year basis was due to higher product returns and an increase in estimated returns provisions on current sales.  Further, sales volume has declined over the prior year as the market matures and as there have been no recent significant outbreaks of C. difficile.

Cost of Goods

Gross margin for the quarter was $16.8 million, or 52% of Gross Basis Revenue.  There are several initiatives underway which will improve gross margins on several products going forward. Reductions in product costs will be realized this quarter on our nitrates portfolio as transition phase inventory is utilized and replenished. The Company expects to complete the technology transfer on Emselex in fiscal 2017 which will improve Emselex margins.  However, as a result of a longer than anticipated regulatory process, Merus will not realize the full benefit of the Sintrom technology transfer until fiscal Q3 2017.  Sintrom product cost savings will be realized in phases, starting in fiscal Q4 2016, reaching the full API and manufacturing transfer savings of over $2 million per quarter by fiscal Q3 2017.  The Company expects total Sintrom product cost savings of $6 million in fiscal 2017.

Operating Expenses

Q3 2016 SG&A expenses were $4.8 million and reflect the increased cost of supporting the Company's new expanded product portfolio.  To accommodate the increased breadth and complexity of the business, new regulatory, quality, and supply chain function resources have been added and some one-time technical services and legal expenses have been incurred.

Balance Sheet

The Company's balance sheet remains strong, with net debt of approximately $150 million. Accounts receivable and inventory increased during the quarter, reflecting the working capital investments required to integrate Sintrom, Salagen, and Estraderm as well as to build inventory in advance of the up-coming manufacturing transfers.

Pipeline

The pipeline remains robust and Merus continues to look at a wide spectrum of licensing and acquisition opportunities.  The Company is in active discussions on a roughly equal split of legacy and growth assets.

Fiscal 2016 Guidance

Merus' sales performance and outlook remain consistent with expectations.  Higher than planned expenses during the second half of the current fiscal year are expected to result in the Company's fiscal 2016 adjusted EBITDA, without consideration of additional acquisitions, to be in the $43 to $46 million range.  The longer than expected regulatory process for the Sintrom manufacturing transfer is the main driver along with some additional one-time and ongoing expenses related to enhancing the European technical operations team.

Supplemental Q1 and Q2 Financial Information

As a result of a review by the Ontario Securities Commission, the Company has provided supplemental information regarding the Company's results and operations for the three months ended December 31, 2015 ("Q1") and the three months ended March 31, 2016 ("Q2") in its current MD&A for the three and nine months ended June 30, 2016 (the "Fiscal Q3 2016 MD&A").  The additional information regarding Q1 and Q2 in the current MD&A relates to (i) additional information regarding the "gross basis revenues" for the Company's products on a product-by-product basis for these periods with an explanation of "gross basis revenues" as a non-IFRS financial measure; (ii) detail on the Company's selling and marketing expenses and general and administrative expenses; (iii) critical accounting policies; and (iv) financial instruments.  The Company has also agreed with the OSC to file an amended Management's Discussion and Analysis for the year ended September 30, 2015 which will include supplemental information similar to that provided in the Fiscal Q3 2016 MD&A.  The amended 2015 annual MD&A will be filed no later than August 31, 2016.  For more information, please refer to the Fiscal Q3 2016 MD&A posted on SEDAR at www.sedar.com.

Conference Call

The Company will hold a conference call on Monday, August 15, 2016 at 8:30 am ET to discuss the fiscal Q3 2016 results.  The conference call can be accessed by dialing +1-888-241-0551 and entering conference ID 63659805.  International participants may dial +1-647-427-3415.  A replay will be made be available for those not able to attend live by dialing (855) 859-2056 shortly after the call.

About Merus Labs

Merus Labs is a specialty pharmaceutical company focused on acquiring and optimizing legacy and growth products. The Company leverages its expertise and scalable commercial platform in Europe, Canada and select other markets to deliver value.

Non-IFRS Financial Measures

The Company uses the terms "Gross Basis Revenues", "EBITDA" and "adjusted EBITDA" which are non-IFRS measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies.

Gross Basis Revenues is a non-IFRS measure that the Company defines as revenue that it would have received had it held title to and sold its products directly to its customers during a transition period following the transfer of a newly acquired product from the original owner to the Company.  During this transition period, the Company's revenues, as presented in its financial statements, reflect a "profit transfer" amount that the Company receives from the original owner which does not reflect the underlying sales value of the product to the ultimate customers.  Gross Basis Revenues are calculated from revenues, as reflected in the Company's financial statements, by adding back the cost of goods sold and selling expenses that are associated with the revenues as reported by the original owner.  This information is provided in order to allow investors to understand the actual underlying revenues for the recently acquired products in order that they can be comparable to other products and future periods.

The Company believes EBITDA and adjusted EBITDA are important measurements that allow it to assess the operating performance of its ongoing business on a consistent basis without the impact of amortization and impairment expenses, debt service obligations and other non-operating items. The Company excludes amortization and impairment expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets. The Company defines EBITDA as earnings before interest expense, taxes, depreciation and amortization (including impairment charges). Adjusted EBITDA is the same measure with additional adjustments for non-cash stock based compensation), foreign exchange gains or losses, investment income or expense, and acquisition costs.

The Company's method for calculating Gross Basis Revenues, EBITDA and adjusted EBITDA may differ from that used by other issuers and, accordingly, this measure may not be comparable to Gross Basis Revenues, EBITDA and adjusted EBITDA used by other issuers. See the Company's Fiscal Q3 016 MD&A for a reconciliation of these measures to their respective nearest IFRS measures. Management's discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).

Future-Oriented Financial Information

To the extent any forward-looking statements in this press release constitutes future-oriented financial information or financial outlooks within the meaning of securities laws, such information is being provided to demonstrate the potential financial performance of Merus and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under "Forward-Looking Statements".

Forward-Looking Statements

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include statements relating to the Company's future business and operating plans, guidance as to EBITDA and adjusted EBITDA for future financial periods, the future pricing of the Company's products, the Company's ability to acquire future products, the Company's ability to secure financing to complete acquisitions, and the Company's future results of operations (including, without limitation, statements with respect to revenue, EBITDA and Adjusted EBITDA). Such statements involve assumptions relating to the Company's business, including government regulation of the pricing of the Company's products, the competitive environment of the Company's products, the stability of foreign exchange rates and the availability of prospective acquisition targets. Although the Company's management believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from any future results expressed or implied by these statements, including the guidance provided in this press release. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions (including the Acquisition), Merus' ability to complete any financing, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. Investors should refer to the Company's MD&A, Annual Information Form and Annual Report on 40-F for a more comprehensive discussion of the risks that are material to the Company and its business. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans, objectives and guidance will be achieved. These forward-looking statements speak only as of the date of this press release, and the Company undertakes no obligation to update or revise the statements.

SOURCE Merus Labs Inc.

%CIK: 0001031516

For further information: Contact Information: Phone: (416) 593-3725, Email: info@meruslabs.com

CO: Merus Labs Inc.

CNW 07:00e 15-AUG-16